Mail Stop 4720
                                                                February 6,
2019


    Shy Datika
    President
    INX Limited
    57/63 Line Wall Road
    Gibraltar, GX11 1AA
    Gibraltar

           Re:     INX Limited
                   Amendment No. 3 to
                   Draft Registration Statement on Form F-1
                   Submitted November 1, 2018
                   CIK No. 0001725882

    Dear Mr. Datika:

          We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
    EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

          After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
    September 21, 2018 letter.

    General

    1. We note your revisions in response to comment 3, however, your disclosure continues to conflate the trading of securities and non-securities. In this regard we note that INX
           Trading, your proposed ATS, is described as your platform for trading "different types of digital blockchain assets and fiat currencies." We further note that INX Trading will be operated by a subsidiary, INX Services, but that you propose for a future subsidiary, INX
           DCM, to act as your designated contract and swap execution facility. Please revise to clarify whether and how you intend INX DCM to interact with INX Trading, including a description of how orders would be entered on each venue and by whom and how ATS
 Shy Datika
INX Limited
February 6, 2019
Page 2

       subscriber confidential trading information will be protected. Please also disclose how you will determine the character of an asset to be traded on your platform (e.g., whether it is a digital asset that is a security or is not a security) and how you will route order flow accordingly. Please also disclose that the trading of non-securities will occur outside of your proposed ATS and delete all implications in your registration statement that there is
       Commission oversight of non-securities. For example only, it appears inappropriate to say that your ATS will "facilitate a market for blockchain assets" as such blockchain assets may include digital assets that are non-securities. Please also revise to discuss the implications for the company's business arising from trading blockchain assets that are securities separately from those for trading blockchain assets that are not securities.

2. We note your response to comment 3. Because of the potential status of particular digital assets as securities, please add risk factor disclosure on the effect that holding digital assets that are securities will have on the Company's investment company status and what steps the company will take to monitor investment company status. Concerning your argument that each of the Company's wholly-owned subsidiaries will qualify for the exclusion as an investment company under Section 3(c)(2) of the 1940 Act, resulting in the Company's exclusion under that Section, please apply the criteria in
Section 3(c)(2)
       to the actual business activities of each whollyowned subsidiary. Your previous analysis, which you reference in the response, merely quoted the criteria in Section
       3(c)(2) and stated that the criteria accurately described the business of each subsidiary.

3. We note the draft U.S. and Gibraltar counsels' legal opinions provided in response to comment 1. To avoid potential confusion by investors, please direct U.S. counsel to revise its reference to the agreement attached as Exhibit 4.1 consistent with the terminology used in the Exhibit Index and in the agreement attached as
Exhibit 4.1. In
       this respect, we note that the Exhibit Index refers to Exhibit 4.1 as the "Form of INX
       Token Purchase Agreement." Please also direct Gibraltar counsel to (1) support or revise the assumptions in paragraphs 15 and 16(g) given that these appear to "assume away"
       material facts underlying its opinion; and (2) revise its reference to the registration statement, amendment number, and submission date.

4. We note your response to comment 6 and related revisions depend upon digital assets, including INX Tokens, being transferred to and held by your custodian before being traded on the INX Trading platform. Please revise your prospectus to disclose the central role that your custodial bank plays in your platform's operation and attach this agreement pursuant to Item 601(b)(10)(ii)(B) of Regulation S-K.

5. We note your response to comment 6, as well as the defined terms "Transfers" and
       "Trades" on page 1. However, as used in the discussion in your "Overview" section, the distinction between these terms and the characteristics and recording of transfers and trades is not as prominent. Please revise to provide additional context for investors to understand the difference between transfers and trades of INX Tokens and any other digital assets that may be traded on the INX Trading platform and recorded on the INX
 Shy Datika
INX Limited
February 6, 2019
Page 3

       Token Distributed Ledger or the internal centralized services of INX Services. Please also clarify whether the use of INX Tokens for the payment of transaction fees is a trade or transfer and where it will be recorded.

6. We note your revisions in response to comment 8. Please also include the graphical presentation attached to your response letter dated July 11, 2018 at Appendix I-3, or a similar presentation, in an appropriate section of your filing in order to demonstrate the functionality of the INX Registry and token holders' access to information on the INX
       Token Distributed Ledger. Please include a sufficient explanatory narrative to provide context for the information being presented graphically. For example, we note your disclosure on page 84 that the INX Registry "creates a complete, register of all transactions and current holdings' balances in the INX Token." However, it is unclear how it would reflect all current holdings' balances since you intend to permit secondary trading of INX Tokens "by broker-dealers, such as INX Services, holding the INX
       Tokens in "street name."

7. We note your response to comment 17 in our letter dated June 5, 2018. However, we also note that certain social media pages, including those linked from your publicly available website (https://inx.co), continue to refer to your business as an "exchange,"
       which terminology is prohibited by Rule 301(b)(11) of Regulation ATS. Please revise or advise.

Prospectus Cover Page

8. We note your response to comment 5 and your decision to place subscription payments in an escrow account pending satisfaction of your minimum offering condition. To the extent that a brokerdealer will be participating in the offer or sale of INX Tokens, please further disclose that all subscription payments will be "promptly transmitted to a bank which has agreed in writing to hold all such funds in escrow for the persons who have the beneficial interests therein" consistent with the requirements of Rule 15c24(b)(2).
       Please also attach your escrow agreement as an exhibit and revise your
Exhibit Index
       accordingly.

9. Please disclose that U.S. persons could only trade INX Tokens on a registered securities exchange or alternative trading system, which has accepted the tokens for trading or quotation, and that no such exchange or ATS currently exists. Please discuss the impact this is likely to have on an investor's ability to engage in secondary trading of INX
       Tokens and make corresponding revisions consistent with the foregoing throughout your prospectus.
 Shy Datika
INX Limited
February 6, 2019
Page 4

Prospectus Summary

Our Development Plan, page 6

10. We note your revisions to your Use of Proceeds section in response to comment 17. It appears from this disclosure that you have at least three phases of expansion tied to different markets (i.e., U.S., E.U. and Asia) which are dependent, in part, on the amount of proceeds you raise in this offering. Please disclose the material terms of your expansion into these markets, including milestones for each based on your gross proceeds from this offering.

Risk Factors

Risks Related to Blockchain Assets, page 12

11. We note your response to comment 16 and your belief that "the failure or disappearance of the TradeBlock XBX and ETX Indices" is not a material risk to you or your offering, however we cannot agree with your analysis. In this regard we note that your offering is being conducted for a period of up to one year after your registration statement is declared effective, as well as your disclosure on page 85 and in
Schedule 1 to Exhibit 4.1
       that you will use these indices to pay BTC and ETH (if applicable) in your annual distribution of your Adjusted Operating Cash Flow, if any, beginning in 2020.
       Accordingly, please revise to include a risk factor addressing these points. Please also disclose how you would determine a "suitable alternative" or "similar index" as a substitute for these indices, how you propose to evaluate whether these indices have failed and whether you may ever proactively replace these indices with more reliable indices. In this regard we note your disclosures on pages 14 and 44 that blockchain assets, including BTC and ETH, are highly volatile and that certain blockchain asset trading platforms experience operational inefficiencies that negatively impact price discovery for these assets. Please make corresponding revisions to your INX Token
       Purchase Agreement as necessary.

Risks Related to Our Company's Operations

The INX Token Distributed Ledger is publicly available..., page 20

12. We note your response to comment 14 and associated revisions. Please further revise this and/or the following risk factor to explain how encrypting personal information in the token smart contract itself "enhance[es] regulatory compliance" compared to storing such information in a "private, centralized database," specifying the type of regulation that your decentralized approach aids. Please make corresponding revisions to your
       Description of INX Tokens.
 Shy Datika
INX Limited
February 6, 2019
Page 5

Risks Related to an Investment in Our Tokens, page 25

13. Please add a risk factor disclosing that you and INX Services will be able to impact the trading price of INX Tokens by, in your sole discretion, (i) setting or changing the transaction fees as a percentage of the value of each trade executed on INX Trading, and
       (ii) varying the discount on the transaction fees on INX Trading. In this risk factor, please further disclose the material consequences from your apparent ability to impact the trading price of INX Tokens (e.g., the trading price of INX Tokens may not accurately reflect the value of "the public's perception and acceptance of other rights and characteristics of the INX Token[s]," INX Tokens may experience increased volatility especially surrounding the announcement or termination of any additional discount, registered exchanges may decline to list INX Tokens if this feature violates applicable listing standards or ATSs may decide not make INX Tokens available for trading, etc.) as well as the various factors that you will consider when making decisions setting the transaction fees on INX Trading and the level of discount offered to these transaction fees when paying in INX Tokens (e.g., driving volume to INX Trading, encouraging the adoption of INX Tokens, profitability of INX Trading, your and your management's substantial ownership of INX Tokens and or your common stock, etc.).

The INX Token Purchase Agreement includes..., page 29

14. We note your revisions here and on page 26 in response to comment 15 concerning the
       INX Token Purchase Agreement's waiver of a right to a jury trial. Please clarify whether this waiver applies to claims under the federal securities laws. To the extent it does apply to federal securities law claims, please revise your disclosure and the INX Token
       Purchase Agreement to state that by agreeing to this provision, investors will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. Please also address any questions as to the enforceability of this provision under federal and state law, and clarify whether the provisions are intended to apply to purchasers in secondary transactions. If so, disclose any difference in rights between primary and secondary purchasers.

Use of Proceeds, page 33

15. We note your revisions in response to comment 17. Please disclose how your payments due to A-Labs are categorized (e.g., "Admin & Payroll," "Sales & Marketing," or
       "Research & Development," etc.). In this regard we note your revisions on page 50 the
       A-Labs is, among other things, responsible for creating the INX Tokens and shall be responsible for all KYC/AML compliance in this offering.
 Shy Datika
INX Limited
February 6, 2019
Page 6

Business

Our Proposed Solution...

Transaction Fee Transparency, page 45

16. Please disclose that transaction fees on the INX Trading platform "will be fixed in U.S.
       Dollars" consistent with your response to comment 16. Please also disclose whether you intend to accept digital assets, such as BTC or ETH, as forms of payment and, if so, disclose how payment in these digital assets would be converted to U.S. Dollars.

Founders' Agreement

Rights to Appoint Members of the Board of Directors, page 48

17. Please disclose the material terms of the Founders Agreement, as amended. In this regard we note Exhibits 3.2 and 10.3, as well as your disclosure on page 64.

Material Service Agreements

Committed, page 50

18. We note that your agreement to develop the INX Trading platform software and related support services may terminate if you are unable to raise $5 million by September 30,
       2018. Please disclose the current status of this material agreement. In this regard we note that your consolidated statement of cash flows through June 30, 2018 (unaudited) on page F-6 discloses raising less than $4 million from financing activities.

Description of INX Tokens, page 83

19. Please disclose how you can change the INX Token smart contract and the degree to which the smart contract could be changed, including but not limited to addressing any errors or unexpected functionalities. We note your response to comment 14 that you
       "cannot unilaterally and discretionarily change the smart contract" after it has been deployed" as well as your disclosure on page 45 that "it is almost impossible to change."

20. Please disclose how you will hold the private keys for INX Tokens issued in this offering.
       For example, please disclose, consistent with your supplemental response to comment 14, that you will "use hardware security modules (`HSMs') that have achieved a rating of
       Federal Information Processing Standard (FIPS) Publication 140-2 Level 3 (or higher).
       All cold private keys will be generated, stored and managed on the Company's HSMs for the lifetime of the key. All of the HSMs will be stored in guarded, monitored and access-
       controlled facilities that are geographically distributed." Please further disclose how you
 Shy Datika
INX Limited
February 6, 2019
Page 7

       currently hold the private keys for already outstanding INX Tokens, if materially different from your future plans.

Technical Features of the INX Token, page 83

21. We note your response to comment 21 outlining the "various components" of the INX
       Token smart contract audit, that you "will have the auditor conduct an audit before the
       Offering," and that you will disclose all information from this audit that would be material to an investor's investment decision. Please make corresponding revisions in your registration statement and clarify whether this audit will be completed before your offering begins or terminates. Please also supplementally provide us with a copy of this audit report pursuant to Securities Act Rule 418.

KYC/AML Requirements and the Whitelist Database, page 84

22. We note the graphical presentation attached to your response letter dated July 11, 2018 at
       Appendix I-3 states that "[e]ach account can be associated with multiple whitelisted wallet addresses." We also note your response to comment 22 that you "cannot verify that private keys for wallets containing INX Tokens will not be used by third parties who have not completed our KYC/AML process." Please disclose this information in your registration statement and outline your "plan to implement procedures that will ensure that we remain in compliance with our KYC/AML obligations" despite allowing users to whitelist multiple wallets. Please make corresponding revisions when discussing the current blockchain market and your proposed solutions to the problems you identify, such as requiring compliance with KYC/AML procedures, to disclose that users may still be able to hold or trade INX Tokens in violation of your procedures.

Holding and Transferring INX Tokens, page 84

23. We note your revisions in response to comment 7, including your statement that transfer fees on the Ethereum blockchain are dynamic, and determined by the transferor according to his or her desired speed of transfer. Please further disclose the amount of time that a transaction on the Ethereum blockchain would take based on the range of average daily transfer fees you have disclosed. Please make conforming revisions on pages 2 and 41 disclosing the reasonably expected speed and cost of transferring INX
       Tokens.

Participation Right in Adjusted Operating Cash Flow, page 85

24. We note your revisions and response to comment 23. Please disclose, if true, that because this calculation is cumulative you may not make a pro rata distribution even in years in which you are profitable due to your historical losses. Please also supplementally explain to us in your response letter why your calculation of Adjusted
 Shy Datika
INX Limited
February 6, 2019
Page 8

       Operating Cash Flow is materially different from your accumulated deficit, both from inception through June 30, 2018.

25. We note your response to comment 13 and associated revisions. Please disclose the website address where you will publish the number of INX Tokens not held by the company and how frequently this information will be updated. Please also disclose all material information necessary for understanding the calculation and operation of your participation right in your registration statement itself. For example we note your response to comment 26 in our letter dated June 5, 2018 addressed the following material information:

           "INX Tokens used as payment of transaction fees incurred on the INX Trading platform will be excluded from the pro rata calculation of the Adjusted Operating
           Cash Flow distribution," unless and until such time these tokens are resold by the
           Company in subsequent offerings for financing and other purposes.

           "INX Tokens will be tradeable in the period between March 31 and April 30. A buyer will not receive the Adjusted Operating Cash Flow distribution payable on
           April 30 if the INX was purchased on or after April 1. The owner of the INX Token on March 31 will be entitled to the distribution" even though they are no longer in possession of the token on April 30.

           "The owner of the INX Token that has been pledged as collateral is entitled to any distributions paid on an INX Token during the time that INX Token is pledged."

       Please further clarify whether, in the example given above, the distribution would be forfeited if the collateral was pledged after March 31 but forfeited before April 30 when the distribution is paid.

Uses of the INX Token on the INX Trading Platform, page 86

26. Please disclose that the guaranteed 10% discount on transaction fees on the INX Trading platform may increase demand for "and thus support[] a higher valuation for the INX
       Token," consistent with your response to comment 13. Please further disclose that any decision by you or INX Services to offer additional discounts in excess of this 10%
       discount could provide additional support for the price of INX Tokens, and that reversing or suspending such additional discounts could negatively impact the trading price of INX
       Tokens.

27. We further note your revisions in response to comment 13 that you will determine any discount using the most recent trading price of INX Tokens, unless "there is no trading volume in INX Tokens" in which case the IPO price would be used. Please disclose that limited trading volume could further increase volatility for INX Tokens as your guaranteed 10% discount on transaction fees on the INX Trading platform (or additional
 Shy Datika
INX Limited
February 6, 2019
Page 9

       discounts) may incentivize attempts to artificially inflate the last trade's execution price in order to capture a larger discount for transaction fees in a larger subsequent trade.
       Please also disclose whether you have designed procedures to prevent this or similarly price manipulative trading activity on INX Trading.

INX Token Purchase Agreement..., page 87

28. We note your response to comment 14 that you "cannot unilaterally and discretionarily change the rights of the holders of INX Tokens, which rights are set forth in the INX
       Token Purchase Agreement included as an exhibit to the Registration Statement." Please disclose how, if at all, you may change the rights of the holders of INX Tokens.

Tokens Eligible for Future Sale

Original Token Issuance, page 88

29.    We note your responses to comments 27 and 28.

           Please tell us how the restrictive legend described in Rule 502(d)(3) is reflected on the 18,694,562 INX Tokens already issued in Original Token Issuance and how the restrictive legend can be removed, and how transfers will comply with the provisions of Regulation S, as applicable.

           Please explain how the "agreements pursuant to which INX Tokens were previously issued did not define the rights or terms of the INX Tokens" as we note your registration statement discloses that holders of INX Tokens have contractual rights determined by the INX Token Purchase Agreement. We further note your disclosure that "None of the rights granted to holders of INX Tokens are defined by the INX
           Token source code, the underlying blockchain, or its network attributes."

Future Issuances and Resales, page 88

30. We note your response to comment 12 and related revisions relating to the registration of your securities on Form F-3. Please tell us which transaction requirement on Form F-3 you propose to satisfy when registering the sale of INX Tokens that were either (i) not previously issued, or (ii) received by INX Services as payment for transaction fees or other fees. Note that Instructions I.B.1 and I.B.5 to Form F-3, pertaining to primary offerings by certain registrants, contain requirements relating to "common equity" as defined in Securities Act Rule 405 to include common stock or an equivalent interest.

31. It appears that you propose to simultaneously, in at least some instances, (1) accept INX
       Tokens as payment for transaction fees, etc. and (2) resell INX Tokens received as payment for transaction fees, etc. pursuant to registered or exempt offerings. Please provide us with your legal analysis of how your plan will comply with Regulation M.
 Shy Datika
INX Limited
February 6, 2019
Page 10


Capital Reserve and Liquidity Fund..., page 89

32. We note your response to comment 30 in our letter dated June 5, 2018. Please explain to us why you have characterized tokens held in reserve as a "Capital Reserve and Liquidity
       Fund" instead of a "Token Reserve" or "Token Reserve Fund" given the potential limitations on issuance and the apparent reliance on developing a token market. In this regard, it appears that in order to issue tokens held in reserve, they must either be registered (at a later date) or issued in an exempt offering. Additionally, please expand your disclosure to discuss the limitations of relying on token issuances as a source of liquidity.

Plan of Distribution

Onboarding and Requests to Purchase INX Tokens, page 92

33. Please clarify the distinction between electing to have INX Tokens "transferred" from the
       Purchasing Account to an Ethereum wallet and having them "migrated" from the
       Purchasing Account to an INX Brokerage Account. We note the distinction you make elsewhere that transferring tokens involves recording the transfer on a blockchain ledger.

34. We note your revisions in response to comment 4. Please clarify whether the
       "confirmation summary" requires the subscriber to confirm the terms of the INX Token
       Purchase Agreement or instead provides notice that the transaction has been or will be executed.

35. Please revise to clarify the sequence of events involved in purchasing and receiving INX tokens. You state that an investor places an order for a certain quantity of tokens by executing and submitting a Token Purchase Agreement, but that the confirmation summary, which includes the number of tokens the purchaser intends to purchase, the price expressed in U.S. Dollars, applicable exchange rate and price expressed in BTC and
       ETH, is given to the purchaser before executing the Token Purchase Agreement. Further, disclosure on page 93 states that exchange rate for payments to be made in BTC or ETH will be provided to purchasers prior to executing a Token Purchase Agreement, but that it is determined as of noon on the date the purchaser submits the executed agreement.

36. We note your revisions in response to comment 30 that "[a]ny rejected subscription will have its funds returned promptly to the purchaser. The offering will also comply with
       Rule 10b9 under the Exchange Act." Please revise your disclosure to comply with the requirements of Rule 10b9 instead of merely stating that you will comply with the rule.
 Shy Datika
INX Limited
February 6, 2019
Page 11

Payment in BTC or ETH, page 93

37. Please disclose that you intend "to sell promptly the Bitcoin or Ether received" as subscriptions and "do not intend to hold [this BTC or ETH] as ongoing investments,"
       consistent with your response to comment 2. We also note your revisions in response to comment 29 and that you reserve the right to reject subscriptions in whole or in part at your discretion. Please disclose the maximum amount of time that the applicable exchange rate will be fixed (e.g., "up to 30 days" according to disclosure regarding onboarding on page 92) in light of the "dramatic volatility" of these and other digital assets. Please also disclose whether your decision whether or not to accept a subscription, including the timing thereof, may be influenced by the then reasonably available execution price of any conversion of BTC or ETH to USD as compared to the applicable exchange rate for each subscription. Please also address how your acceptance of BTC or ETH following significant price movements impacts your analysis under the
       Investment Company Act of 1940.

Selling Agents and Expenses, page 94

38. Please disclose, if true, that A-Labs' contingent cash payment will be no less than 6.25%
       of the aggregate gross proceeds of INX Tokens sold to non-U.S. persons, and will be as high as 10% of such gross proceeds for the initial $30 million raised. In this regard we note the A-Labs Engagement Agreement, as revised, attached as Exhibits
10.6 and 10.7.
       Please make corresponding revisions on page 50 and to footnote (1) of your cover page which discloses the discounts and commissions for your offering. Please also disclose
       Mr. Cohen's material relationship with the company. Please refer to Items 9.B and 9.F of
       Form 20-F and Item 501(b)(3) of Regulation S-K for guidance.

Legal Matters, page 99

39. We note your revised disclosure that both McDermott Will & Emery LLP and Hassans
       International Law Firm provided opinion "for purposes of Rule 509(b) of Regulation S-
       K," but have not disclosed "the nature of such contingent basis, interest, or connection,"
       as required by Item 509(b) of Regulation S-K. Please revise or advise. Please also disclose if either Horn & Co. Law Offices or Mr. Yuval Horn who is identified on your cover page has a substantial interest, direct or indirect, in the registrant or was employed on a contingent basis. In this regard we note your loan agreement with Ms. Ayelet Horn attached as Exhibit 10.17 and Securities Act filings disclosing that Ms. Ayelet Horn and
       Mr. Yuval Horn are related parties.

Notes to the Financial Statements

Note 2: Significant Accounting Policies, page F-8

40.    We note your response to comment 33. Please address the following:
 Shy Datika
INX Limited
February 6, 2019
Page 12


           Provide us with a complete analysis of whether the issued tokens meet the definition of a derivative.

           Provide a discussion of whether the token is a derivative in its entirety before considerations of embedded features.

           Explain your basis for excluding the changes in credit risk attributable to the embedded derivative for separate presentation within other comprehensive income.

Note 3: Token Liability, page F-14

41. We note your response to comments 35 and 36. Please tell us how you considered the following items in your valuation of issued tokens:

           We note that the impact of the number of tokens outstanding and held by third parties, from a token holder's (market participant's) perspective at the time of cash distributions, could be a material factor in determining the value of INX Tokens at any given time. Please tell us how you considered the number of tokens estimated to be in circulation at future cash distribution dates as an input into your valuation methodology.

           We note, from your response to comment 33 and disclosures throughout the registration statement, that INX Tokens will be entitled to receive an annual pro rata distribution of 20% of the adjusted operating cash flow. However, your response to comment 36 states that INX tokens have rights to 80% of the cash flows of the entity.
           Please clarify and confirm that INX Tokens are entitled to receive 20% of the adjusted operating cash flow.

           As disclosed throughout the registration statement and previously represented in your responses, we note that because the token holders are contractually entitled to 20% of adjusted operating cash flows, which excludes the cash proceeds of the initial sale of
           INX Tokens, that the economics of the company are not simply shared on a 20% vs.
           80% basis (token holders vs. ordinary shareholders). Please tell us how you considered ordinary shareholders' right to 100% of cash proceeds from initial token sales as a fundamental difference from token holders' rights when determining the fair value of INX Tokens issued.

           We note that while INX Tokens appear senior to ordinary shares in most liquidation scenarios, the ordinary shareholders appear to have rights to remaining cash proceeds in the event INX fails (in good faith) to develop the exchange by the contractual deadline. Please tell us how differences in the rights of tokens from the rights of ordinary shares were considered when determining the tokens' fair value.
 Shy Datika
INX Limited
February 6, 2019
Page 13

             Please tell us, in greater detail, how you determined voting rights of ordinary shares would not provide significant economic value to the shareholders and therefore should not be a consideration in your valuation methodology. In addition, please tell us whether you made a similar conclusion with respect to the right to appoint board members, and the basis for your decision.

42. We note here and in Note 6 on page F-15 that you have issued ordinary shares and INX
       Tokens to new investors during 2018. Please tell us, in sufficient detail, how you have valued your 2018 share and token issuances, including all inputs and considerations for the allocation of aggregate consideration.

Note 6: Equity, page F-16

43. In Note 6(ii)(1), you disclosed two different amounts for the aggregate consideration received from the new investors, $693,000 and $704,000. Please revise to clarify or advise.

Exhibit Index

44. We note that you attached the most recent version of the INX Token Smart Contract as
       Exhibit 4.3. Please also attach a written summary of the smart contract as a separate exhibit.

Signatures

45. Please revise your signature block to include at least a majority of the board of directors.

        You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephen Kim,
Assistant Chief Accountant, at (202) 551-3291 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at
(202) 551-3783 or, in his absence, me at (202) 551-3765 with any other questions.

                                                              Sincerely,

                                                              /s/ Pamela A.
Long

                                                              Pamela A. Long
                                                              Assistant
Director
                                                              Office of
Financial Services

cc:    Mark S. Selinger, Esq.